SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A (Amendment No. 4)

Under the Securities Exchange Act of 1934

Natural Resource Partners L.P.
(Name of Issuer)

Common Units of Limited Partnership Interests
(Title of Class of Securities)

63900P 10 3
(CUSIP Number)

Cline Resource and Development Company
3801 PGA Boulevard, Suite 903
Palm Beach Gardens, Florida  33410
Attn:  Donald Holcomb
Phone:  561-626-4999

with a copy to

William J. Miller, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3836

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63900P 10 3
(1)	NAME OF REPORTING PERSONS: Christopher Cline I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 40,600
Beneficially Owned	(8)	SHARED VOTING POWER 20,976,841 Common Units
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 40,600
Person With	(10)	SHARED DISPOSITIVE POWER 20,976,841 Common Units
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,017,441 Common Units
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 63900P 10 3
(1)	NAME OF REPORTING PERSONS: Cline Resource and Development Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 55-0703311
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia
Number of Shares	(7)	SOLE VOTING POWER
Beneficially Owned	(8)	SHARED VOTING POWER 20,976,841 Common Units
by Each Reporting	(9)	SOLE DISPOSITIVE POWER
Person With	(10)	SHARED DISPOSITIVE POWER 20,976,841 Common Units
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,976,841 Common Units
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 63900P 10 3
(1)	NAME OF REPORTING PERSONS: Insight Resource, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-1796775
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares	(7)	SOLE VOTING POWER
Beneficially Owned	(8)	SHARED VOTING POWER 20,976,841 Common Units
by Each Reporting	(9)	SOLE DISPOSITIVE POWER
Person With	(10)	SHARED DISPOSITIVE POWER 20,976,841 Common Units
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,976,841 Common Units
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 63900P 10 3
(1)	NAME OF REPORTING PERSONS: Foresight Reserves, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-1797073
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares	(7)	SOLE VOTING POWER
Beneficially Owned	(8)	SHARED VOTING POWER 20,976,841 Common Units
by Each Reporting	(9)	SOLE DISPOSITIVE POWER
Person With	(10)	SHARED DISPOSITIVE POWER 20,976,841 Common Units
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,976,841 Common Units
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 63900P 10 3
(1)	NAME OF REPORTING PERSONS: Adena Minerals, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-5728469
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares	(7)	SOLE VOTING POWER
Beneficially Owned	(8)	SHARED VOTING POWER 20,976,841 Common Units
by Each Reporting	(9)	SOLE DISPOSITIVE POWER
Person With	(10)	SHARED DISPOSITIVE POWER 20,976,841 Common Units
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,976,841 Common Units
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

This Amendment No. 4 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on January 12, 2007 by the Reporting Persons (as defined below) (this “Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on June 11, 2007, Amendment No. 2 to the Schedule 13D filed on August 29, 2007, and Amendment No. 3 to the Schedule 13D filed on May 22, 2009 related to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”).  Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect:

Item 1.    Security and Issuer.

This schedule relates to the Common Units of the Partnership, which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 3.    Source and Amount of Funds or Other Consideration.

The purpose of this Amendment is to disclose the receipt by the IDR Holders (as defined below) of an additional 7,506,769 Common Units in connection with a Contribution Agreement (the “Contribution Agreement”), dated as of September 20, 2010, by and among the Partnership, its general partner, NRP (GP) LP and the IDR Holders named therein (the “IDR Holders”) whereby the IDR Holders contributed the incentive distribution rights representing limited partner interests in the issuer (“IDRs”) to the issuer in exchange for the issuance to the IDR Holders of Common Units.

In connection with the Contribution Agreement and the contribution of IDRs for Common Units, the entities filing this statement received to date an additional 7,506,769 Common Units.

Item 5.    Interest in Securities of Issuer.

                 Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Foresight is the sole member of Adena, and Insight is the general partner of Foresight.  CRDC is the managing member of Insight, and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight, Foresight and Adena are deemed to share voting and dispositive control over the 20,976,841 Common Units held of record by Adena representing approximately 19.8% of the outstanding Common Units (percentage based on the denominator of 106,027,836 Common Units). In addition, Cline owns 40,600 Common Units in his individual capacity. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(b)           The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c)           The Reporting Persons have not engaged in any transactions in any Common Units during the past sixty days, other than the acquisition of Common Units reported herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of The Issuer.

As described above, the IDR Holders have acquired 7,506,769 Common Units pursuant to the closing of the transactions contemplated by the Contribution Agreement.

Item 7.     Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 30, 2010

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By: /s/ Christopher Cline

Insight Resources, LLC

By: Cline Resource and Development Company, its
Managing Member

By: /s/ Christopher Cline

Foresight Reserves, LP

By: Insight Resources, LLC, its General Partner

By: Cline Resource and Development Company, its
Managing Member

By: /s/ Christopher Cline

Adena Minerals, LLC

By: Foresight Reserves, LP, its Managing Member

By: Insight Resources, LLC, its General Partner

By: Cline Resource and Development Company, its
Managing Member

/s/ Christopher Cline

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Natural Resource Partners L.P., a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11th day of January, 2007.

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By: /s/ Christopher Cline

Insight Resources, LLC

By: Cline Resource and Development Company, its
Managing Member

By: /s/ Christopher Cline

Foresight Reserves, LP

By: Insight Resources, LLC, its General Partner

By: Cline Resource and Development Company, its
Managing Member

By: /s/ Christopher Cline

Adena Minerals, LLC

By: Foresight Reserves, LP, its Managing Member

By: Insight Resources, LLC, its General Partner

By: Cline Resource and Development Company, its
Managing Member

/s/ Christopher Cline